Exhibit 99.1

Hydro One declares dividend-in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton Networks Inc.

For Immediate Release – September 1, 2015

Toronto, Ontario

On April 16, 2015, the government of the Province of Ontario announced its intention to merge Hydro One Brampton Networks Inc. with three other local distribution companies. On August 31, 2015, in connection with the announcement, Hydro One Inc. declared a dividend on its common shares payable in all of the issued and outstanding common shares of Hydro One Brampton Networks Inc. The dividend was (i) authorized by the Province, the sole shareholder of Hydro One, pursuant to a unanimous shareholder agreement dated April 16, 2015, and (ii) paid to the Province, at its direction, by transferring all of the issued and outstanding common shares of Hydro One Brampton Networks Inc. to a company wholly owned by the Province.

About Hydro One

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with $23.1 billion in assets and 2014 revenues of $6.5 billion. The company delivers electricity safely and reliably to over 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s 29,000 km high-voltage transmission network and a 188,000 km low-voltage distribution network. Hydro One Inc. is wholly owned by the Province of Ontario.

Forward Looking Information

This press release may contain “forward looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to the Province’s intention regarding Hydro One Brampton Networks Inc. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, is discussed more fully in Hydro One Inc.’s filings with the securities regulatory authorities in Canada, and are available on SEDAR at www.sedar.com. Hydro One Inc. does not intend, and it disclaims any obligation to update any forward- looking information, except as required by law.

For further information, please contact:

Hydro One Investor Relations

416-345-6867

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